5001 @Materials for Company Presentation

    Filing under Rule 425 under the U.S. Securities Act of 1933
                                               Filing by: Nippon Oil Corporation
                  Subject Companies: Nippon Oil Corporation and
                          Nippon Mining Holdings, Inc.
                              Commission File Number: 333-155256

Nippon Oil Corporation

Yuji Nakajima
General Manager of IR Department
 Corporate Management Division

December 2008

IV. With Respect to the Management Integration with Nippon Mining Holdings, Inc.

1. Background of the Integration

Turbulent natural resources prices

Intensifying competition for natural resources

Declining domestic  oil demand

Heightened awareness about the global environment

To ensure success

Preempt changes for growth and development

2. Basic Concepts of the Integration

Combine the management resources of both company groups and leverage their combined strengths to the fullest extent

      Be one of the world's leading integrated energy, resources and materials groups

Develop growth strategies and allocate management resources to the sectors with highest profitability

      Maximize the corporate value under "Best Practice"

Petroleum Refining and Marketing Business

      Comprehensive restructuring at an early stage

3. Basic Group Philosophy After Integration & Effects of the Integration

Basic Group Philosophy

(1)    As a group operating in the areas of energy, resources and materials, we will pursue harmonious coexistence with both the global environment and society at large by establishing sound and transparent corporate governance and appropriate and flexible operating structures, thus contributing to the establishment and development of a sustainable economy and society.

(2)    Under a vertically integrated operating structure, we will pursue a stable and efficient supply of products and seek innovative and creative approaches to doing businesses.

Effects of the Integration

Achieve savings of least 60 billion yen per year

Aim to achieve eventual savings of at least 100 billion yen per year

4. Integration Process

Establishment of a holding company through stock transfer

3 core business companies

Current (2008/12)

Nippon Oil
shareholders

Nippon Mining HD
shareholders

Phase 1
Establishment of a holding company
(2009/10 (Scheduled))

Former Nippon Oil shareholders
Former Nippon Mining HD shareholders

= Holding
  Company
  Shareholders

Holding
Company

Final Phase of integration
Reorganization into 3 core business companies
(2010/4 (Scheduled))

Holding Company shareholders

Holding
Company

Refining & Marketing
Refining & Marketing Businesses of Nippon Oil and Japan Energy

Exploration & Production
E & P Businesses of Nippon Oil and Japan Energy

Metals
Nippon Mining & Metals

Listed Companies

Common Group Function Companies

Independent Companies

5. Agenda for Integration Process Going Forward

Integration ratio

will be jointly determined by both companies after due deliberation, taking into consideration appraisals made by financial advisors from both sides.

Name of the holding company and core business companies

Location of the head office of the holding company and core business companies will be jointly determined by a preparatory committee.

Governance

Brand name, logo

6. Schedule

December 4, 2008

Conclusion of the basic memorandum on management integration

December, 2008
(Scheduled)

Commencement of due diligence

March, 2009
(Scheduled)

Conclusion of the "Agreements on Management Integration"
(including the Stock Transfer Plan)

June, 2009
(Scheduled)

Ordinary General Meetings of Shareholders of both companies
(Approval resolution of the Stock Transfer Plan)

October, 2009
(Scheduled)

Establishment of a new holding company

April, 2010
(Scheduled)

Establishment of core business companies

*   Please note that the dates shown are tentative and the specific schedule will be determined following due deliberations between Nippon Oil and Nippon
    Mining Holdings, in accordance with the progress of the relevant procedures required for the integration such as approval at the general meeting of shareholders and approval of the relevant government authorities.

7. Image of Joint Holding Company -1 - Financial Data - ( Fiscal 2007 Results)

Data by Segment

Sales
12,697.0 billion yen

                                                                 Ordinary Income
475.5 billion yen

Refining & Marketing

Metals

Exploration & Production

Other

,P Combined figures of both parties
*2  Nippon Oil Corporation only
*3  Includes the Oil and Natural Gas Exploration & Production Business of Nippon Mining
*4  Total for both parties' Exploration & Production segments

.. Image of Joint Holding Company -2 @   - Petroleum Refining -

Domestic Petroleum Refining Capacity
                                                            (as of October 2008)

                                                            Corporate Group Base

Number of Refineries

                                                                        Capacity
                                                               (ten thousand BD)

Refining Share

Nippon Oil
(incl. Nippon Mining)

10   185    37.8%

Tonen General      4   84

Idemitsu Kosan     4   64

Cosmo Oil
                   4     64

Showa Shell        3     52

Others             4      41

Total              29   *1   489

                                            Group Refineries (after integration)

Crude Oil Refining Capacity
Unit: *Barrels per Day (BD)
Muroran@180,000 BD

Sendai
  145,000 BD

                                                                          Toyama
60,000 BD

Mizushima (Nippon Oil) 250,000 BD
Mizushima (Nippon Mining) 205,000 BD

Marifu
127,000 BD

Oita 160,000 BD

Osaka
115,000 BD

Negishi
340,000 BD

Kashima
270,000 BD

Group Total = 1.85 million BD

7. Image of Joint Holding Company -3     - Sale of Petroleum Product -

                                         Share of Japanese Petroleum Fuel Market
                                                                   (Fiscal 2007)

                  Share of No. of Service Stations Owned by Major Oil Companies in Japan
                          (As of end of September 2008)

Others
Showa Shell
Idemitsu Kosan
Cosmo Oil
EMGK
                                                                           Total
                                                          Approx. 220 million KL

Joint Holding Company
Others PB, etc.
                                                                           Total
Approx. 43,000 stations

                                                                 13,683 stations
 (32%)

36.5%

Nippon Oil Corporation estimates
*2 @Aggregated figures of
     both parties
*3@Source: Ministry of Economy, Trade
     and Industry of Japan
*4@Aggregated figures of the Exxon Mobil Group         *6@No. of service stations         (Exxon
     Mobil, Tonen General and Kygnus)       (Nippon Oil Corporation estimates)
*5  Source: The Daily Nenryo Yushi

7. Image of Joint Holding Company - 4 - Petrochemical -

Paraxylene Production Capacity (2008)

Share of Japanese Production Capacity *1


Teijin
Tonen General
Idemitsu Kosan
Joint Holding Company
Total
3,970,000 t /year
*2
2,580,000 t
(65%)

Comparison of External Sales Capacity in Asia (Projection) *3

Unit: ten thousand tons / year

Ranking	Company Name	Nationality	Production Scale
1	Joint Holding Company	Japan	262
2	Exxon Mobil	U.S.A.	188
3	GS Caltex	Korea	170
4	SK Energy	Korea	75
5	CPC Corporation	Taiwan	72

Comparison of Global Production Capacity *3

Unit: ten thousand tons / year

Ranking	Company Name	Nationality	Production Capacity
1	Exxon Mobil	U.S.A.	319
2	BP	U.K.	290
3	Joint Holding Company	Japan	262 *4
4	Sinopec	China	192
5	Reliance Industry	India	192

*1 Source: "Hand Book of Chemical Substances 2008" (The Heavy & Chemical Industries News Agency)

*2 Combined figures of both parties (excluding Nippon Mining's production capacity in Malaysia)

*3 Source: CMAI

*4 Includes Nippon Mining's production capacity in Malaysia

Copyright (C) 2008 NIPPON OIL CORPORATION
All Rights Reserved.

新日本石油 Your Choice of Energy

12

<Reference-1> Corporate Profile of Both Parties

	Nippon Oil Corporation		Nippon Mining Holdings, Inc.
Date of Establishment	May 10, 1888		September 27, 2002 (Inauguration: December 26, 1905)
Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo		10-1, Toranomon 2-chome, Minato-ku, Tokyo
Representative	Shinji Nishio, Representative Director and President		Mitsunori Takahagi, President and Chief Executive Officer
Paid-in Capital	JPY 139.4 billion		JPY 73.9 billion
Total number of Issued and Outstanding Shares	1,464 million shares		928 million shares
Activities	Refinement and sale of petrochemical product, Import and sale of gas Generation and sale of electricity		Production and sale of petroleum product, Production and sale of non-ferrous metal products, processed electronic materials products
Number of Employees (As of End of September 2008)	14,257 (Consolidated) (Refining & Marketing 9,526, Oil & Natural Gas E&P 575, Construction & others 4,156)		10,907 (Consolidated) (Petroleum 4,327, Metals 5,110, Others 1,470)
Net Assets (As of End of March 2008)	(Non-Consolidated) * 8,27.3 billion yen	(Consolidated) * 1,429.3 billion yen	(Consolidated) 765.3 billion yen
	Kyushu Oil (Non-Consolidated) 82.8 billion yen		
Total Assets (As of End of March 2008)	(Non-Consolidated) * 3,233.6 billion yen	(Consolidated) * 4,594.2 billion yen	(Consolidated) 2,251.2 billion yen
	Kyushu Oil (Non-Consolidated) 273.1 billion yen		
Sales (Fiscal Year ended March 31, 2008)	(Non-Consolidated) * 6,706.4 billion yen	(Consolidated) * 7,524.0 billion yen (Refining & Marketing 6,862.1, Oil & Natural Gas E&P 234.9, Construction & others 427.05)	(Consolidated) 4,339.5 billion yen (Petroleum 3,193.9, Metals 1,119.6, Others 76.5)
	Kyushu Oil (Non-Consolidated) 833.5 billion yen		
Ordinary Income (Fiscal Year ended March 31, 2008)	(Non-Consolidated) * 132.1 billion yen	(Consolidated) * 275.7 billion yen (Refining & Marketing 153.9, Oil &Natural Gas E&P 111.3, Construction & others 10.5)	(Consolidated) 192.0 billion yen (Petroleum 67.8, Metals 113.4, others 11.3)
	Kyushu Oil (Non-Consolidated) 7.8 billion yen		

*Figures of Kyushu Oil Co., Ltd., with which Nippon Oil Corporation integrated in October 2008, are not included in totals

Copyright (C) 2008 NIPPON OIL CORPORATION
All Rights Reserved.

新日本石油 Your Choice of Energy

13

<Reference-2> Business Profile of Both Parties

			Nippon Oil Corporation	Nippon Mining Holdings, Inc.
Petroleum	Upstream	Production	145,000 BD (2007 average)	16,000 BD (2007 average)
		Reserve	708 million Bbl (As of end of December 2007)	110 million Bbl (As of end of December 2007)
	Crude Transport	No. of Crude Carriers	22 VLCC (As of December 1, 2008)	9 VLCC (As of December 1, 2008)
	Refinement and Supply	Refining Capacity of Group Refineries	1,377,000 BD (As of December 1, 2008)	475,000 BD (As of December 1, 2008)
		Product Export Volume (Excl. Banker and Jet Fuel for abroad ships and jets)	4,250,000 KL (Year ended March 31, 2008) *	510,000 KL (Year ended March 31, 2008)
	Logistics	No. of Oil Tank Centers	49 (As of December 1, 2008)	15 (As of December 1, 2008)
	Distribution	Domestic Sales Volume	56.13 million KL (Year ended March 31, 2008) *	22.76 million KL (Year ended March 31, 2008)
		Sales Share	25.7% *	10.8%
		No. of Exclusive Distributors	635 companies (As of end of September 2008) *	320 companies (As of end of September 2008)
		No. of Service Stations	10,242 (As of end of September 2008) *	3,441 (As of end of September 2008)
	Petro-chemicals	Paraxylene Production Capacity	1,600,000 t/yr (As of December 1, 2008)	1,020,000 t/yr (As of December 1, 2008)
		Benzene Production Capacity	800,000 t/yr (As of December 1, 2008)	520,000 t/yr (As of December 1, 2008)
		Propylene Production Capacity	900,000 t/yr (As of December 1, 2008)	90,000 t/yr (As of December 1, 2008)

* On a combined basis with Kyushu Oil Co., Ltd., with which Nippon Oil Corporation integrated in October 2008.

Copyright (C) 2008 NIPPON OIL CORPORATION
All Rights Reserved.

新日本石油 Your Choice of Energy

14

Cautions With Respect to Statements in This Presentation

This document contains information about Nippon Oil Corporation, Nippon Mining
Holdings, Inc. and the joint holding company, including assessments, forecasts, targets, and plans. Statements are based on information available as of the time of this presentation material, and in some part represent the judgments and subjective assumptions of the two management teams. It is possible that in the future these assumptions will be deemed to be inaccurate, or that actual results will differ, and the figures and policies stated here cannot be guaranteed.
 In addition, information on companies and other entities outside Nippon Oil
Corporation, Nippon Mining Holdings, Inc. and the joint holding company that is recorded in this document has been, in principle, obtained from publicly available information and other sources. The accuracy and completeness of that information has not been verified by either Nippon Oil Corporation or Nippon
Mining Holdings, Inc. and cannot be guaranteed.

CONTACT :

Nippon Oil Corporation
IR Department, IR Group
+81-3-3502-1184

Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the
"SEC") in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed)
and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the
joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining
Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the
SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.
The Form F-4 (if filed), the prospectus and all other documents filed with the
SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining
Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as `believes',
`expects', `anticipates', `projects', `intends', `should', `seeks', `estimates', future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6)
the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and
(7) other risks to consummation of the transaction.